March 10, 2015

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore

Re:	Actua Corporation
Form 10-K for the fiscal year ended December 31, 2013 filed March 17, 2014
File No. 001-16249

Ladies and Gentlemen:

This letter responds to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Actua Corporation’s (“Actua’s”) Form 10-K for the year ended December 31, 2013 (the “10-K”), as communicated to us in your letter of February 25, 2015. For your convenience, your comment and question has been set forth directly above our response.

Form 10-K for the fiscal year ended December 31, 2013

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

Revenue Recognition

1.	Your response to prior comment 2 indicates that you believe the initial contract term approximates the customer relationship period as you have no history with the particular new customer and have no assurance that the relationship with the new customer will extend beyond the initial contract term. However, the customer relationship period should be estimated based on your history of customer relationship periods for all Bolt SaaS customers. Tell us your consideration for assessing the customer relationship period using all Bolt SaaS customers. Please also tell us the amount of revenue recognized for professional services that do not qualify as a separate unit of accounting for fiscal years 2011-2014.

United States Securities and Exchange Commission

March 10, 2015

Response:

In evaluating the appropriate period to recognize professional services that do not qualify as a separate unit of accounting, management considered using the customer relationship period using all of Bolt’s SaaS customers. Given the limited renewal history of SaaS customers at that time, management believed the appropriate period to use was the contract term, which on average is five years. We continue to evaluate the length of the recognition period as more experience is gained with renewals. It is possible that, in the future, the period over which to recognize professional services that do not qualify as a separate unit of accounting may be adjusted.

The amount of revenue recognized for professional services that do not qualify as a separate unit of accounting for the fiscal years ended 2011-2014 was as follows:

Year Ended December 31,
2011:	None
2012:	None
2013:	$75,347
2014:	$149,939

Actua hereby acknowledges that:

•	Actua is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	Actua may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (610) 727-6870.

Sincerely,

/s/ R. Kirk Morgan

R. Kirk Morgan
Chief Financial Officer